Exhibit 99.23

SKYWARD SPECIALTY INSURANCE GROUP, INC.

PERFORMANCE-BASED RESTRICTED STOCK UNITS AGREEMENT
UNDER THE
SKYWARD SPECIALTY INSURANCE GROUP, INC.
2022 LONG-TERM INCENTIVE PLAN

(COMBINED RATIO)

Name of Grantee: _____________________

This Notice evidences the award of performance-based restricted stock units (each, a “PSU,” and collectively, the “PSUs”) of Skyward Specialty Insurance Group, Inc., a Delaware corporation (the “Company”), that have been granted to you pursuant to the Skyward Specialty Insurance Group, Inc. 2022 Long-Term Incentive Plan (the “Plan”) and conditioned upon your agreement to the terms of the attached Performance-Based Restricted Stock Units Agreement (the “Agreement”). This Notice constitutes part of and is subject to the terms and provisions of the Agreement and the Plan, which are incorporated by reference herein. Each PSU is equivalent in value to one share of the Company’s Common Stock and represents the Company’s commitment to issue one share of the Company’s Common Stock at a future date, subject to the terms of the Agreement and the Plan. The PSUs are credited to a separate account maintained for you on the books and records of the Company (the “Account”). All amounts credited to the Account will continue for all purposes to be part of the general assets of the Company.

Grant Date:	_____________________

Performance Period:	[ ], with separate Measurement Periods (as defined in Exhibit A).

Target Number of PSUs:	[_______] subject to adjustment as provided by the Agreement.

Maximum Number of PSUs:	As specified on Exhibit A.

Vesting Conditions:	All of the PSUs are nonvested and forfeitable as of the Grant Date. In order for any PSUs to vest, each of two vesting conditions must be satisfied: (i) the Service Vesting Condition, and (ii) the Performance Vesting Condition.

Performance Vesting Condition: The number of Performance Stock Units that may actually vest and that the Participant may actually earn for the Award Period, is subject to the applicable level of attainment of the Performance Goals as stated in Exhibit A (the “Performance Vesting Condition”).

Service Vesting Condition: Except as set forth in Section 3 of the Agreement, your eligibility to satisfy the Service Vesting Condition is contingent upon your Service continuing through and including the last date of the Performance Period (such applicable December 31, the “Vesting Date”). Subject to the terms of the Agreement, so long as your Service is continuous from the Grant Date through the Vesting Date, the number of PSUs that are eligible to vest will be based on the applicable level of attainment of the Performance Goals as stated in Exhibit A.

As further specified in Section 3 of the Agreement, in the event your Service is terminated prior to the Vesting Date due to your: (A) death or Total and Permanent Disability, (B) Qualifying Retirement, or (C) Change in Control Qualifying Termination, you will be deemed to have either partially or fully satisfied the Service Vesting Condition as specified in Section 3 of the Agreement and are eligible to vest in the applicable number of PSUs as specified in Section 3 of the Agreement, subject to the terms specified therein.

By accepting the PSUs, you acknowledge and agree that: (i) you have carefully read the Agreement and the Plan, (ii) you agree to be bound by all of the provisions set forth in those documents,(iii) you consent to electronic delivery of all notices or other information with respect to the PSUs or the Company, and (iv) you have received the Prospectus for the Plan.

SKYWARD SPECIALTY INSURANCE GROUP, INC.

PERFORMANCE-BASED RESTRICTED STOCK UNITS AGREEMENT
UNDER THE
SKYWARD SPECIALTY INSURANCE GROUP, INC.
2022 LONG-TERM INCENTIVE PLAN

1.            Terminology. Unless otherwise provided in this Agreement, capitalized terms used herein are defined in the Glossary at the end of this Agreement.

2.            Vesting. All of the PSUs are nonvested and forfeitable as of the Grant Date. So long as your Service is continuous from the Grant Date through the Vesting Date or earlier termination date as set forth in Section 3, the PSUs will become vested and nonforfeitable in accordance with the vesting conditions set forth in the Notice or this Agreement. Except for the specific circumstances, if any, described in the Notice and Section 3 of this Agreement, none of the PSUs will become vested and nonforfeitable after your Service ceases if such termination of your Service occurs prior to the Vesting Date.

3.            Termination of Employment or Service. Unless otherwise provided in the Notice or approved by the Administrator, if your Service with the Company ceases for any reason prior to the Vesting Date other than as specified in this Section 3, all PSUs will be forfeited to the Company immediately and automatically upon such cessation of your Service without payment of any consideration therefor and you will have no further right, title or interest in or to such PSUs or the underlying shares of Common Stock.

(a)            Death or Total and Permanent Disability. In the event your Service is terminated due to your death or Total and Permanent Disability prior to the Vesting Date, you will be deemed to have fully satisfied the Service Vesting Condition as of your date of termination and the number of PSUs that vest will be calculated by using the actual performance for any Measurement Periods completed on or prior to the termination date and deemed target performance achievement for any Measurement Period that is not completed prior to the termination date, and such applicable number of PSUs shall be deemed vested as of your termination date based on such applicable average of the deemed and attained performance level for such Measurement Periods with the same weighting applied to all Measurement Periods in such averaging calculation. For the avoidance of doubt, any Measurement Periods that are scheduled to begin and/or end after the date on which the termination due to your death or Total and Permanent Disability occurs, if applicable, shall also be included in the average calculation at the deemed target performance level for purposes of determining the level of performance achievement and the number of PSUs that are eligible to vest.

(b)            Qualifying Retirement. In the event your Service is terminated due to a Qualifying Retirement prior to the Vesting Date, you will be deemed to have satisfied the Service Vesting Condition on a pro-rata basis and the number of PSUs that are eligible to vest will be a pro-rata number based on the number of days you were in Service during the Performance Period and the actual average performance level achieved through the end of the Measurement Period in which the Qualifying Retirement occurs. Your pro-rata satisfaction of the Service Vesting Condition and such pro-rata portion of the number of PSUs which are eligible to vest will be determined by dividing (i) the number of days that have elapsed prior to the date of the Qualifying Retirement date since the start of the applicable Performance Period by (ii) the total number of days in such Performance Period. The pro-rata number of PSUs which are eligible to vest based on the applicable performance level attained will be calculated by reference to the average of the actual performance for any completed Measurement Periods as of the termination date and actual performance achieved for the Measurement Period in which the Qualifying Retirement occurs, and such applicable pro-rata number of PSUs shall vest contingent on the Release Effective Date. For the avoidance of doubt, any Measurement Periods that are scheduled to begin after the date on which the Qualifying Retirement occurs will not be included in the average calculation for purposes of determining the level of performance achievement and number of pro-rata PSUs which are eligible to vest.

(c)            Change in Control Qualifying Termination. In the event your Service is terminated due to a Change in Control Qualifying Termination prior to the Vesting Date, the Service Vesting Condition will be deemed fully satisfied on the Release Effective Date, and the total number of PSUs that are eligible to vest will be calculated by reference to actual performance for any Measurement Periods completed on or prior to the date of the Change in Control Qualifying Termination and deemed target performance achievement for any Measurement Period that is not completed prior to the date of the Change in Control Qualifying Termination and such applicable number of PSUs shall be deemed vested as of the date of your Change in Control Qualifying Termination based on such applicable average of the deemed and attained performance level for such Measurement Periods with the same weighting applied to all Measurement Periods in such averaging calculation and in all cases subject to and contingent upon the closing of the Change in Control. For the avoidance of doubt, any Measurement Periods that are scheduled to begin and/or end after the date on which the Change in Control Qualifying Termination occurs, if applicable, shall also be included in the average calculation at the deemed target performance level for purposes of determining the level of performance achievement and the number of PSUs that are eligible to vest.

4.            Restrictions on Transfer. Neither this Agreement nor any of the PSUs may be assigned, transferred, pledged, hypothecated or disposed of in any way, whether by operation of law or otherwise, and the PSUs shall not be subject to execution, attachment or similar process. All rights with respect to this Agreement and the PSUs shall be exercisable during your lifetime only by you or your guardian or legal representative. Notwithstanding the foregoing, the PSUs may be transferred upon your death by last will and testament or under the laws of descent and distribution.

5.            Dividend Equivalent Payments. If, prior to the settlement date, the Company declares a dividend on the shares of Common Stock, then, on the payment date of the dividend, the Grantee’s Account shall be credited with dividend equivalents in an amount equal to the dividends that would have been paid to the Grantee if one share of Common Stock had been issued on the Grant Date for each PSU granted to the Grantee as set forth in this Agreement. Dividend equivalents, if credited, shall be withheld by the Company for the Grantee’s Account and shall be subject to the same vesting and forfeiture restrictions as the PSUs to which they are attributable and shall be paid in cash no later than the same date that the PSUs to which they are attributable are settled and paid in accordance with Section 6 hereof. If your vested PSUs have been settled after the record date but prior to the dividend payment date, any dividend equivalents that would be credited pursuant to the preceding sentence shall be paid on or as soon as practicable after the dividend payment date.

6.            Settlement of PSUs.

(a)            Manner of Settlement. You are not required to make any monetary payment (other than applicable tax withholding, if required) as a condition to settlement of the PSUs. Unless otherwise provided by the Administrator in accordance with the Plan, the Company will issue to you, in settlement of your PSUs and subject to the provisions of Section 6 below, the number of whole shares of Common Stock that equals the number of whole PSUs that become vested, and such vested PSUs will terminate and cease to be outstanding upon such issuance of the shares. Upon issuance of such shares, the Company will determine the form of delivery (e.g., a stock certificate or electronic entry evidencing such shares) and may deliver such shares on your behalf electronically to the Company’s designated stock plan administrator or such other broker-dealer as the Company may choose at its sole discretion, within reason.

(b)            Timing of Settlement.

(i)            Service Through Vesting Date. Subject to the provisions in Section 6(b)(v) below, if your PSUs vest in connection with your continued Service through the Vesting Date, your PSUs will be settled by the Company, via the issuance of Common Stock as described herein, on a date selected by the Company that is within sixty (60) days following the date the number of PSU which are eligible to vest is determined by the Administrator and such selected settlement date shall occur in all cases not earlier than January 1st and not later than December 31st of the first calendar year that commences following the Vesting Date, which settlement date during such single calendar year shall be the “Original Issuance Date” with respect to such PSUs and the December 31st of the first calendar year that commences following the Vesting Date is the applicable “Issuance Deadline” with respect to your PSUs.

(ii)            Death or Total and Permanent Disability. Subject to the provisions in Section 6(b)(v) and Section 6(b)(vi) below, if your PSUs vest in connection with your death or Total and Permanent Disability, your PSUs will be settled by the Company, via the issuance of Common Stock as described herein, as soon as administratively practicable on a date selected by the Company that is within the ninety (90) day period following the date of such termination, which settlement date during such ninety (90) day period shall be the “Original Issuance Date” with respect to such PSUs, and the ninetieth (90th) day following the date of your death or Total and Permanent Disability is the applicable “Issuance Deadline” with respect to your PSUs.

(iii)            Qualifying Retirement. Subject to the provisions in Section 6(b)(v) below, if your PSUs vest in connection with a Qualifying Retirement, your PSUs will be settled by the Company, via the issuance of Common Stock as described herein, on a date selected by the Company that shall occur in all cases not earlier than January 1st and not later than December 31st of the first calendar year that commences following the year in which the Qualifying Retirement occurs, provided that such selected settlement date shall occur in all cases within the sixty (60) day period following the later of: (i) the date that is six (6) months and one (1) day following the date of Qualifying Retirement, or (ii) the date the number of PSU which are eligible to vest in connection with such Qualifying Retirement is determined by the Administrator, and such selected settlement date which settlement date during such single calendar year shall be the “Original Issuance Date” with respect to such PSUs, and December 31st of the first calendar year that commences following the date of Qualifying Retirement is the applicable “Issuance Deadline” with respect to your PSUs.

(iv)            Change in Control Qualifying Termination. Subject to the provisions in Section 6(b)(v) below, if your PSUs vest in connection with a Change in Control Qualifying Termination, your PSUs will be settled by the Company, via the issuance of Common Stock as described herein, on a date selected by the Company that is in all cases within ninety (90) days following the later of: (1) the date of the Change in Control, or (2) the date that is six (6) months and one (1) day following the date of Change in Control Qualifying Termination, which settlement date during such ninety (90) day period shall be the “Original Issuance Date” with respect to such PSUs, and the ninetieth (90th) day following the later of: (1) the date of the Change in Control, or (2) the date that is six (6) months and one (1) day following the date of Change in Control Qualifying Termination is the applicable “Issuance Deadline” with respect to your PSUs.

(v)            Delayed Issuance Timing. In all cases, if the applicable Original Issuance Date falls on a date that is prior to the applicable Issuance Deadline and on a date that is not a business day, delivery shall instead occur on the next following business day if such date is not later than the Issuance Deadline. Additionally, if the Original Issuance Date falls on a date that precedes the applicable Issuance Deadline for your vested PSUs, the following provisions shall be applicable with respect to the issuance of shares in settlement of your vested PSUs.

a.            If the applicable Original Issuance Date does not occur (1) during an “open window period” applicable to you, as determined by the Company in accordance with the Company’s then-effective policy on trading in Company securities, or (2) on a date when you are otherwise permitted to sell shares of Common Stock on an established stock exchange or stock market (including but not limited to under a previously established written trading plan that meets the requirements of Rule 10b5-1 under the Exchange Act and was entered into in compliance with the Company’s policies (a “10b5-1 Arrangement”)), and

b.            either (1) Withholding Taxes do not apply, or (2) the Company decides, prior to the Original Issuance Date, (A) not to satisfy the Withholding Taxes by withholding shares of Common Stock from the shares otherwise due, on the Original Issuance Date, to you under this PSU, and (B) not to permit you to enter into a “same day sale” commitment with a broker-dealer pursuant to Section 7 of this Agreement (including but not limited to a commitment under a 10b5-1 Arrangement) and (C) not to permit you to pay your Withholding Taxes in cash, then the shares that would otherwise be issued to you on the Original Issuance Date will not be delivered on such Original Issuance Date and will instead be delivered on the first business day when you are not prohibited from selling shares of the Company’s Common Stock in the open public market, but in no event later than the applicable Issuance Deadline.

(vi)            Participant Death Prior to Settlement. Notwithstanding the foregoing or anything to the contrary set forth herein, to the extent your PSUs vest upon your death or your death occurs prior to settlement of your previously vested PSUs, the Company is not obligated to settle such PSUs until such date selected by the Company that is as soon as administratively practicable within the thirty (30) day period following the date that the Company receives evidence of the applicable beneficiary who is entitled to receive such settlement (the “Death Beneficiary”) that is satisfactory to the Company, and the Company will have no liability to the Death Beneficiary with respect to any such delay in settlement of the PSUs, including but not limited to any tax liability.

7.            Tax Withholding. On or before the time you receive a distribution of the shares subject to your PSUs, or at any time thereafter as requested by the Company, you hereby authorize any required withholding from the Common Stock issuable to you and/or otherwise agree to make adequate provision in cash for any sums required to satisfy the federal, state, local and foreign tax withholding obligations of the Company or any Affiliate which arise in connection with your PSUs (the “Withholding Taxes”). Additionally, the Company may, in its sole discretion, satisfy all or any portion of the Withholding Taxes obligation relating to your PSUs by any of the following means or by a combination of such means: (i) withholding from any compensation otherwise payable to you by the Company; (ii) causing you to tender a cash payment; (iii) permitting you to enter into a “same day sale” commitment with a broker-dealer that is a member of the Financial Industry Regulatory Authority (a “FINRA Dealer”) whereby you irrevocably elect to sell a portion of the shares to be delivered under the Agreement to satisfy the Withholding Taxes and whereby the FINRA Dealer irrevocably commits to forward the proceeds necessary to satisfy the Withholding Taxes directly to the Company; or (iv) withholding shares of Common Stock from the shares of Common Stock issued or otherwise issuable to you in connection with the PSUs with a Fair Market Value (measured as of the date shares of Common Stock are issued to you pursuant to Section 6) equal to the amount of such Withholding Taxes; provided, however, that the number of such shares of Common Stock so withheld shall not exceed the amount necessary to satisfy the Company’s required tax withholding obligations using the applicable statutory withholding rates, as determined by the Company, for federal, state, local and foreign tax purposes, including payroll taxes. Unless the tax withholding obligations of the Company and/or any Affiliate are satisfied, the Company shall have no obligation to deliver to you any Common Stock. In the event the Company’s obligation to withhold arises prior to the delivery to you of Common Stock or it is determined after the delivery of Common Stock to you that the amount of the Company’s withholding obligation was greater than the amount withheld by the Company, you agree to indemnify and hold the Company harmless from any failure by the Company to withhold the proper amount.

8.              Adjustments for Corporate Transactions and Other Events.

(a)            Stock Dividend, Stock Split and Reverse Stock Split. Upon a stock dividend of, or stock split or reverse stock split affecting, the Common Stock, the number of outstanding PSUs shall, without further action of the Administrator, be adjusted to reflect such event; provided, however, that any fractional PSUs resulting from any such adjustment shall be eliminated. Adjustments under this paragraph will be made by the Administrator, whose determination as to what adjustments, if any, will be made and the extent thereof will be final, binding, and conclusive.

(b)            Merger, Consolidation and Other Events. If the Company shall be the surviving or resulting corporation in any merger or consolidation and the Common Stock shall be converted into other securities, the PSUs shall pertain to and apply to the securities to which a holder of the number of shares of Common Stock subject to the PSUs would have been entitled. If the stockholders of the Company receive by reason of any distribution in total or partial liquidation or pursuant to any merger of the Company or acquisition of its assets, securities of another entity or other property (including cash), then the rights of the Company under this Agreement shall inure to the benefit of the Company’s successor, and this Agreement shall apply to the securities or other property (including cash) to which a holder of the number of shares of Common Stock subject to the PSUs would have been entitled, in the same manner and to the same extent as the PSUs.

9.            Non-Guarantee of Employment or Service Relationship. Nothing in the Plan or this Agreement shall alter your at-will or other employment status or other service relationship with the Company, nor be construed as a contract of employment or service relationship between the Company and you, or as a contractual right of you to continue in the employ of, or in a service relationship with, the Company for any period of time, or as a limitation of the right of the Company to discharge you at any time with or without cause or notice and whether or not such discharge results in the forfeiture of any nonvested and forfeitable PSUs or any other adverse effect on your interests under the Plan.

10.          Rights as Stockholder. You shall not have any of the rights of a stockholder with respect to any shares of Common Stock that may be issued in settlement of the PSUs until such shares of Common Stock have been issued to you.

11.          Clawback upon Breach of Non-solicitation or Confidentiality Covenants. As a condition to this Agreement, you will be required to enter into an agreement with the Company containing such confidentiality, non-solicitation, and/or other provisions as the Company may adopt and approve from time to time. If the Administrator determines that you have breached such agreement: (i) all unvested or unsettled PSUs will be forfeited; and (ii) you shall, within ten (10) days of notice of the Administrator’s determination of such breach, repay all cash or shares of Common Stock paid in settlement of the PSUs within twelve (12) months preceding your termination from Service. As a condition to this Agreement, you also agree to be bound by the terms of the Company’s Policy for Recovery of Erroneously Awarded Incentive Compensation, as it may be amended from time to time. The forfeiture and clawback rights in this Section are in addition to, and not in substitution of, any rights of repurchase or other recoupment rights the Company may have.

12.          The Company’s Rights. The existence of the PSUs shall not affect in any way the right or power of the Company or its stockholders to make or authorize any or all adjustments, recapitalizations, reorganizations, or other changes in the Company’s capital structure or its business, or any merger or consolidation of the Company, or any issue of bonds, debentures, preferred or other stocks with preference ahead of or convertible into, or otherwise affecting the Common Stock or the rights thereof, or the dissolution or liquidation of the Company, or any sale or transfer of all or any part of the Company’s assets or business, or any other corporate act or proceeding, whether of a similar character or otherwise.

13.          Restrictions on the Issuance of Shares. The issuance of shares of Common Stock upon settlement of the PSUs shall be subject to and in compliance with all applicable requirements of federal, state, or foreign law with respect to such securities. No shares of Common Stock may be issued hereunder if the issuance of such shares would constitute a violation of any applicable federal, state, or foreign securities laws or other law or regulations or the requirements of any stock exchange or market system upon which the Common Stock may then be listed. The inability of the Company to obtain from any regulatory body having jurisdiction the authority, if any, deemed by the Company’s legal counsel to be necessary to the lawful issuance of any shares subject to the PSUs shall relieve the Company of any liability in respect of the failure to issue such shares as to which such requisite authority shall not have been obtained. As a condition to the settlement of the PSUs, the Company may require you to satisfy any qualifications that may be necessary or appropriate to evidence compliance with any applicable law or regulation, and to make any representation or warranty with respect thereto as may be requested by the Company.

14.          Notices. All notices and other communications made or given pursuant to this Agreement shall be given in writing and shall be deemed effectively given upon receipt or, in the case of notices delivered by the Company to you, five (5) days after deposit in the United States mail, postage prepaid, addressed to you at the last address you provided to the Company, or in the case of notices delivered to the Company by you, addressed to the Administrator, care of the Company for the attention of its Secretary at its principal executive office or, in either case, if the receiving party consents in advance, transmitted and received via telecopy or via such other electronic transmission mechanism as may be available to the parties. Notwithstanding the foregoing, the Company may, in its sole discretion, decide to deliver any documents related to participation in the Plan and this award of PSUs by electronic means or to request your consent to participate in the Plan or accept this award of PSUs by electronic means. You hereby consent to receive such documents by electronic delivery and, if requested, to agree to participate in the Plan through an on-line or electronic system established and maintained by the Company or another third party designated by the Company.

15.          Entire Agreement. This Agreement, together with the relevant Notice and the Plan, contain the entire agreement between the parties with respect to the PSUs granted hereunder. Any oral or written agreements, representations, warranties, written inducements, or other communications made prior to the execution of this Agreement with respect to the PSUs granted hereunder shall be void and ineffective for all purposes.

16.          Amendment. This Agreement may be amended from time to time by the Administrator in its discretion; provided, however, that this Agreement may not be modified in a manner that would have a materially adverse effect on the PSUs as determined in the discretion of the Administrator, except as provided in the Plan or in a written document signed by each of the parties hereto.

17.          280G Best After-Tax. In the event that the grant of PSUs and/or any acceleration of vesting pursuant to this Agreement and any other payment or benefit received or to be received by the Participant would subject the Participant to any excise tax pursuant to Section 4999 of the Code due to the characterization of such acceleration of vesting, payment or benefit as an “excess parachute payment” under Section 280G of the Code, the amount of any acceleration of vesting called for by this Agreement shall not exceed the amount which produces the greatest after-tax benefit to the Participant. Upon the occurrence of any event that might reasonably be anticipated to result in an “excess parachute payment” to the Participant as described above the Company shall appoint a nationally recognized tax firm to make the determination required by this Section (the “Tax Firm”).  The Company and the Participant shall furnish to the Tax Firm such information and documents as the Tax Firm may reasonably request in order to make their required determination.  The Company shall bear all fees and expenses the Tax Firm may charge in connection with their services contemplated by this Section.

18.          409A Savings Clause. This Agreement and the PSUs granted hereunder are intended to comply with the payment timing requirements of Section 409A of the Code, as payable upon the earliest of Section 409A compliant specified payment dates or permitted payment events and any ambiguities herein shall be construed consistent with such intent. In administering this Agreement, the Company shall interpret this Agreement in a manner consistent with such intent. As of the date of your separation from service (within the meaning of Treasury Regulation Section 1.409A-1(h)), the issuance of any shares that would otherwise be made to you in connection with your separation from service or within the first six (6) months thereafter will not be made on the originally scheduled date(s) and will instead be issued on the date that is six (6) months and one day after the date of the separation from service, or if earlier, upon earlier death.

19.          No Obligation to Minimize Taxes. The Company has no duty or obligation to minimize the tax consequences to you of this award of PSUs and shall not be liable to you for any adverse tax consequences to you arising in connection with this award. You are hereby advised to consult with your own personal tax, financial and/or legal advisors regarding the tax consequences of this award and by signing the Notice, you have agreed that you have done so or knowingly and voluntarily declined to do so.

20.          Conformity with Plan. This Agreement is intended to conform in all respects with, and is subject to all applicable provisions of, the Plan. Inconsistencies between this Agreement and the Plan shall be resolved in accordance with the terms of the Plan. In the event of any ambiguity in this Agreement or any matters as to which this Agreement is silent, the Plan shall govern. A copy of the Plan is available upon request to the Administrator.

21.          No Funding. This Agreement constitutes an unfunded and unsecured promise by the Company to issue shares of Common Stock in the future in accordance with its terms. You have the status of a general unsecured creditor of the Company as a result of receiving the grant of PSUs.

22.          Effect on Other Employee Benefit Plans. The value of the PSUs subject to this Agreement shall not be included as compensation, earnings, salaries, or other similar terms used when calculating your benefits under any employee benefit plan sponsored by the Company or any Affiliate, except as such plan otherwise expressly provides. The Company expressly reserves its rights to amend, modify, or terminate any of the Company’s or any Affiliate’s employee benefit plans.

23.          Governing Law. The validity, construction and effect of this Agreement, and of any determinations or decisions made by the Administrator relating to this Agreement, and the rights of any and all persons having or claiming to have any interest under this Agreement, shall be determined exclusively in accordance with the laws of the State of Delaware, without regard to its provisions concerning the applicability of laws of other jurisdictions. As a condition of this Agreement, you agree that you will not bring any action arising under, as a result of, pursuant to or relating to, this Agreement in any court other than a federal or state court in the districts which include Delaware, and you hereby agree and submit to the personal jurisdiction of any federal court located in the district which includes Delaware or any state court in the district which includes Delaware. You further agree that you will not deny or attempt to defeat such personal jurisdiction or object to venue by motion or other request for leave from any such court.

24.          Resolution of Disputes. Any dispute or disagreement which shall arise under, or as a result of, or pursuant to or relating to, this Agreement shall be determined by the Administrator in good faith in its absolute and uncontrolled discretion, and any such determination or any other determination by the Administrator under or pursuant to this Agreement and any interpretation by the Administrator of the terms of this Agreement, will be final, binding and conclusive on all persons affected thereby. You agree that before you may bring any legal action arising under, as a result of, pursuant to or relating to, this Agreement you will first exhaust your administrative remedies before the Administrator. You further agree that in the event that the Administrator does not resolve any dispute or disagreement arising under, as a result of, pursuant to or relating to, this Agreement to your satisfaction, no legal action may be commenced or maintained relating to this Agreement more than twenty-four (24) months after the Administrator’s decision.

25.          Headings. The headings in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

26.          Electronic Delivery of Documents. By your signing the Notice, you (i) consent to the electronic delivery of this Agreement, all information with respect to the Plan and the PSUs, and any reports of the Company provided generally to the Company’s stockholders; (ii) acknowledge that you may receive from the Company a paper copy of any documents delivered electronically at no cost to you by contacting the Company by telephone or in writing; (iii) further acknowledge that you may revoke your consent to the electronic delivery of documents at any time by notifying the Company of such revoked consent by telephone, postal service or electronic mail; and (iv) further acknowledge that you understand that you are not required to consent to electronic delivery of documents.

27.          No Future Entitlement. By your signing the Notice, you acknowledge and agree that: (i) the grant of a performance-based restricted stock unit award is a one-time benefit which does not create any contractual or other right to receive future grants of performance-based restricted stock units, or compensation in lieu of performance-based restricted stock units, even if performance-based restricted stock units have been granted repeatedly in the past; (ii) all determinations with respect to any such future grants and the terms thereof will be at the sole discretion of the Compensation Committee; (iii) the value of the performance-based restricted stock units is an extraordinary item of compensation which is outside the scope of your employment contract, if any; (iv) the value of the performance-based restricted stock units is not part of normal or expected compensation or salary for any purpose, including, but not limited to, calculating any termination, severance, resignation, redundancy, end of service payments or similar payments, or bonuses, long-service awards, pension or retirement benefits; (v) the vesting of the performance-based restricted stock units ceases upon termination of Service with the Company or transfer of employment from the Company, or other cessation of eligibility for any reason, except as may otherwise be explicitly provided in this Agreement; (vi) the Company does not guarantee any future value of the performance-based restricted stock units; and (vii) no claim or entitlement to compensation or damages arises if the performance-based restricted stock units decrease or do not increase in value and you irrevocably release the Company from any such claim that does arise.

28.          Personal Data. For purposes of the implementation, administration and management of the performance-based restricted stock units or the effectuation of any acquisition, equity or debt financing, joint venture, merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets or other similar corporate transaction involving the Company (a “Corporate Transaction”), you consent, by execution of the Notice, to the collection, receipt, use, retention and transfer, in electronic or other form, of your personal data by and among the Company and its third party vendors or any potential party to a potential Corporate Transaction. You understand that personal data (including but not limited to, name, home address, telephone number, employee number, employment status, social security number, tax identification number, date of birth, nationality, job and payroll location, data for tax withholding purposes and shares awarded, cancelled, vested and unvested) may be transferred to third parties assisting in the implementation, administration and management of the performance-based restricted stock units or the effectuation of a Corporate Transaction and you expressly authorize such transfer as well as the retention, use, and the subsequent transfer of the data by the recipient(s). You understand that these recipients may be located in your country or elsewhere, and that the recipient’s country may have different data privacy laws and protections than your country. You understand that data will be held only as long as is necessary to implement, administer and manage the performance-based restricted stock units or effect a Corporate Transaction. You understand that you may, at any time, request a list with the names and addresses of any potential recipients of the personal data, view data, request additional information about the storage and processing of data, require any necessary amendments to data or refuse or withdraw the consents herein, in any case without cost, by contacting in writing the Company’s Secretary. You understand, however, that refusing or withdrawing your consent may affect your ability to accept a performance-based restricted stock unit award.

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GLOSSARY

(a)            “Administrator” means the Board of Directors of Skyward Specialty Insurance Group, Inc. or such Compensation Committee or Compensation Committees appointed by the Board to administer the Plan.

(b)            “Affiliate” shall have the meaning set forth in the Plan.

(c)            “Agreement” means this document, as amended from time to time, together with the Plan which is incorporated herein by reference.

(d)            “Cause” shall have the meaning set forth in the Plan.

(e)            “Change in Control” shall have the meaning set forth in the Plan provided that such transaction is also a “change in control event,” as defined in Treasury Regulations Section 1.409A-3(i)(5)(i).

(f)            “Change in Control Qualifying Termination” shall mean a Qualifying Termination which occurs: (i) at the direction or request of the acquiring entity and within the six (6) month period immediately prior to the closing of a Change in Control, or (ii) within the twelve (12) month period immediately following the closing of such Change in Control.

(g)            “Code” means the Internal Revenue Code of 1986, as amended, and the Treasury regulations and other guidance promulgated thereunder.

(h)            “Common Stock” means the common stock, US$0.01 par value per share, of Skyward Specialty Insurance Group, Inc.

(i)            “Company” means Skyward Specialty Insurance Group, Inc. and its Affiliates, except where the context otherwise requires. For purposes of determining whether a Change in Control has occurred, Company shall mean only Skyward Specialty Insurance Group, Inc.

(j)            “Fair Market Value” has the meaning set forth in the Plan.

(k)            “Good Reason” means, without your written consent, , (i) a material reduction in your base salary or annual cash incentive targets; (ii) a material diminution in your title, duties, or responsibilities; (iii) any material breach of this Agreement by the Company; or (iv) any relocation of your principal place of employment that results in an increased commute of more than thirty-five (35) miles (unless you are currently working, or is provided the opportunity to work, remotely or otherwise not required to relocate your principal place of employment, in which case this subpart (iv) shall not apply); provided, however, that you must provide notice of Good Reason within thirty (30) days of the occurrence of the event giving rise to the purported Good Reason, after which the Company shall have thirty (30) days to cure the alleged Good Reason and, if such remains uncured, you must resign from such employment within thirty (30) days of the expiration of the cure period. In the event that the Company reasonably believes that you may have engaged in conduct constituting Cause, the Company may, in its sole and absolute discretion, suspend your duties or employment which shall not constitute a basis for Good Reason hereunder or otherwise constitute a breach of this Agreement by the Company provided, that no such suspension shall alter the Company’s obligations under this Agreement during such period of suspension.

(l)             “Grant Date” means the effective date of a grant of PSUs made to you as set forth in the relevant Notice.

(m)            “Measurement Period” means the separate periods as set forth in Exhibit A.

(n)            “Notice” means the statement, letter or other written notification provided to you by the Company setting forth the terms of a grant of PSUs made to you.

(o)            “Plan” means the Skyward Specialty Insurance Group, Inc. 2022 Long-Term Incentive Plan, as amended from time to time.

(p)            “Qualifying Retirement” means your termination of employment which is also a “separation from service” as such term is defined under Section 409A of the Code and applicable regulations, where all the following requirements are met: (i) your termination occurs on a date that is at least one year following the beginning of the Performance Period, (ii) your termination is not a termination of Service for Cause, (iii) your termination occurs after your attainment of minimum age of fifty-five (55), (iv) as of your termination you have completed at least (5) years of continuous Service, (v) you notify the Chief People and Administrative Officer in writing at least 12 months’ in advance of your effective retirement date; (vi) you continue to actively assist the Company in succession planning and the transitioning of your responsibilities through your scheduled retirement date as determined and directed by the Company in its sole discretion; and (vii) you timely execute and deliver to the Company a signed waiver and release of claims in such form as is provided to you by the Company in connection with your termination of Service and permit it to become effective in accordance with its terms (such applicable date of release effectiveness, the “Release Effective Date”).

(q)            “Qualifying Termination” means your termination without Cause or resignation for Good Reason which constitutes a “separation from service” as such term is defined under Section 409A of the Code and applicable regulations; provided that you timely execute and deliver to the Company a signed waiver and release of claims in such form as is provided to you by the Company in connection with your termination of Service and permit it to become effective in accordance with its terms (such applicable date of release effectiveness, the “Release Effective Date”).

(r)            “PSU” means the Company’s commitment to issue one share of Common Stock at a future date, subject to the terms of the Agreement and the Plan.

(s)            “Service” means your employment, service as a non-executive director, or other service relationship with the Company and its Affiliates. Your Service will be considered to have ceased with the Company and its Affiliates if, immediately after a sale, merger, or other corporate transaction, the trade, business, or entity with which you are employed or otherwise have a service relationship is not Skyward Specialty Insurance Group, Inc. or its successor or an Affiliate of Skyward Specialty Insurance Group, Inc. or its successor.

(t)            “Total and Permanent Disability” shall have the meaning set forth in the Plan provided that you are also considered “disabled” as defined in Treasury Regulations Section 1.409A-3(i)(4)(i).

(u)            “You” or “Your” means the recipient of the PSUs as reflected on the applicable Notice. Whenever the word “you” or “your” is used in any provision of this Agreement under circumstances where the provision should logically be construed, as determined by the Administrator, to apply to the estate, personal representative, or beneficiary to whom the PSUs may be transferred by will or by the laws of descent and distribution, the words “you” and “your” shall be deemed to include such person.

Exhibit A

Performance Goals

The Performance Period is made up of three (3) consecutive measurement periods (each a “Measurement Period”), such Measurement Periods to be:

Measurement Period 1    January 1, 2025 to December 31, 2025

Measurement Period 2    January 1, 2026 to December 31, 2026

Measurement Period 3    January 1, 2027 to December 31, 2027

The number of PSUs earned shall be determined by reference to the Company’s Combined Ratio, as defined and calculated in the Company’s year-end GAAP financial statements, after adjusting to exclude the impact of the following items: (i) loss portfolio transfer, (ii) any Corporate Event or Share Change triggering equitable adjustments to Awards as contemplated by Section 10(a) of the Plan and (iii) other “extraordinary events,” in each case as determined by the Compensation Committee in its discretion (the “Adjusted Combined Ratio”). The Adjusted Combined Ratio for the Performance Period shall be determined as a straight-line average of the Adjusted Combined Ratios at year-end for each of the Measurement Periods.

Participant shall earn the percentage of the targeted number of PSUs (such percentage after Threshold level achievement to be interpolated) based on the average Adjusted Combined Ratio for the Performance Period, as noted below. The maximum number of PSUs that may vest is capped at maximum of 150% of the Target Number of PSUs.

Calculated 3-year Average Combined Ratio	% of PSUs Earned
89.5% or greater (Maximum)	150%
90.5%	130%
91.5%	115%
92.5% (Target)	100%
93.5%	85%
94.5%	75%
95.5%	65%
96.5% (Threshold)	50%

Impact of Change in Control on Performance Period

If a Change in Control occurs prior to the last date of the Performance Period, the Company reserves the right, in its sole discretion, to instead provide that the Performance Period shall consist of the period beginning on the first date of the Performance Period and ending on the closing date of the Change in Control for purposes of determining the applicable number of PSUs that are eligible to vest based on the average applicable level of performance attained for the Measurement Periods completed on or prior to the date of the Change in Control, and deemed target performance achievement for any Measurement Period that is not completed prior to the Change in Control, and calculated based on such applicable average deemed and attained performance level for such Measurement Periods with the same weighting applied to all Measurement Periods in such averaging calculation. For the avoidance of doubt, any Measurement Periods that are scheduled to begin and/or end after the date in which the Change in Control occurs, if applicable, shall also be included in the average calculation at the deemed target performance level for purposes of determining level of performance achievement and the number of PSUs that are eligible to vest if the Company elects to exercise such discretion. Such measured number of PSUs will be eligible to vest subject to satisfaction of the Service Vesting Condition.

If such discretion is exercised by the Company and your Service subsequently terminates due to your death, Total or Permanent Disability, or Change in Control Qualifying Termination, the Service Vesting Condition will be deemed fully satisfied with respect to such measured number of PSUs. If such discretion is exercised by the Company and your Service subsequently terminates due to your Qualifying Retirement, the Service Vesting Condition will be deemed to have been satisfied with respect to a pro-rata portion of such measured number of PSUs as determined by dividing (1) the number of days that have elapsed prior to the date of the Qualifying Retirement date since the start of the applicable Performance Period by (2) the total number of days in such Performance Period and multiplying the resulting fraction by the measured number of PSUs.